                                                                    Exhibit 23.1

The Board of Directors
Marlin Business Services Corp.:

We consent to the incorporation by reference in the registration statement (No. 333-110378) on Form S-8 of Marlin Business Services Corp. of our report dated January 29, 2004, with respect to the consolidated balance sheets of Marlin Business Services Corp. as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of Marlin Business Services Corp.

Our report refers to the fact that effective January 1, 2001, the company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 29, 2004